ANIMAS RESOURCES LTD.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

July 6, 2009

         NR 09-14

Animas Resources Names Bob Bishop to Advisory Board; Reports on Larger Tonnage Exploration Targets Identified

Animas Resources Ltd. (TSX-V: ANI) (“Animas” or the “Company”) is pleased to announce that it has named Bob Bishop to the Company's Advisory Board. The Company is also providing a detailed report on larger target areas identified for exploration.

Gregory McKelvey, President, stated “we are fortunate to add Bob Bishop as an advisor and are encouraged that he decided to increase his shareholdings in the Company after a recent tour of the district and wishes to provide our shareholders with a very detailed description of some of the larger tonnage targets identified in the district. The Company’s technical advisors and board members have recently returned from a detailed planning meeting at the mine site and with its technical team in the field, and wish to provide our shareholders with a detailed description of some of the larger tonnage targets identified in the district.

Advisory Board Addition

Bob Bishop has joined Animas' Advisory Board. From 1983 until 2007, Mr. Bishop was the Editor and Publisher of Gold Mining Stock Report, a subscription-based newsletter focused primarily on junior resource companies. He remains an active investor in the sector, is a shareholder of Animas, and maintains widespread contacts throughout the industry.

Large Tonnage Targets

The following excerpts from the NI 43-101 report document the advancements and quality of the large tonnage targets Animas plans to test with the 2009 drilling program. The relevant maps and additional data can be found in section 19.1 of the Company’s NI- 43-101 technical report on the Company’s web site and www.sedar.com:

The primary large tonnage targets at Santa Gertrudis are situated within a 3.5km long northwest trending corridor extending from the Mirador deposit in the southeast to the El Toro deposit in the northwest. These targets are associated with a string of deposits and are characterized by favorable lithology and structural setting, strong surface alteration and geochemistry, and anomalous geophysical signatures. Away from the known deposits, the majority of drilling has tested to depths, though variable, of only approximately 100m.

El Toro - Camello Target

The El Toro - Camello Target, as the name implies, is located between the historic El Toro and Camello pits/deposits. The area is comprised of limestone and calcareous siltstone/black shale of the lower Mural Formation. The Mural Formation is overturned in this area, and it dips steeply north at about 80°. The limestone unit is generally unaltered but the adjacent siltstone/shale is moderately argillized, FeOx-stained (goethite/hematite), and locally quartz veined (with local jasperoid). The zone of alteration is up to 400m wide and trends northwesterly for a distance of approximately 500m from the inactive/backfilled Camello pit to the El Toro Norte deposit. Mineralization within the historic El Toro and Ruben deposits appears to be controlled by  northeast trending ―feeder faults and re-activated northwest-trending, bedding-parallel faults and shears of possible Laramide age. Further to the east in the area of the historic Mirador mine, a low angle (30°±), southwest-dipping, pre-mineralization (?) normal fault has been mapped, and it is believed that this low angle fault underlies the El Toro-Camello area at depth of approximately 300m. The fault may have acted as a dam to or a conduit for the ascending hydrothermal solutions, and as such, it is considered a potential gold localization target.

In total, the four mines in the area (El Toro Norte, El Toro, Ruben, and Camello) produced approximately 41,600 ounces of gold, and reportedly, mineralized material that may contain approximately 50,000 ounces of gold remains in the area (as reported in Hamilton, 2003). The Ruben deposit was a fairly small (6,400±oz gold) but relatively high-grade (average grade 3.85g Au/t) gold deposit, and locally, samples assaying up to 40g Au/t have been taken from the bottom of the pit. Surface rock-chip geochemistry in the El Toro-Camello also area indicates that the area is highly anomalous in gold (up to 3.2g Au/t) and arsenic (up to 3,370ppm As) (a).

The El Toro – Camello area has not been well tested by drilling. Outside of the immediate Camello pit area, the majority of the holes are less than 100m deep (vertically). It should be noted that Animas drill hole ARCM-001, located immediately northwest of the Camello pit, ended in 3.5m of mineralized black calcareous shale that averaged 0.55g Au/t from 223.1 to 226.6m. The drill hole is at the southwestern margin of a large chargeability anomaly and it is possible that the hole was just beginning to enter a more substantial zone of gold mineralization reflected by the geophysical anomaly.

Animas‘ 2008 IP survey identified a well-defined, weak to moderate, northwest-trending IP chargeability anomaly in the El Toro-Camello area. This anomaly is nearly coincident with the zone of surface alteration and anomalous gold mineralization, and it is permissive that it represents an unexposed sulfide zone. Depth to sulfide response models indicate that the sulfide-bearing zone may be at a depth of approximately 100 to 150m. Airborne EM data and Animas 100m IP resistivity data show a semi-circular orientation to several resistive responses (bodies?) immediately to the southwest of the El Toro-Camello area.

 In summary, the El Toro – Camello area has favorable lithology, moderately pervasive clay-goethite hematite surface alteration, anomalous surface gold and arsenic, significant past gold production, existing gold resources associated with the old mines, and a weak, deeper chargeability anomaly which is inferred to be a sulfide-bearing body. In addition, the area has never been tested with deep drilling. As such, the El Toro – Camello is considered to be one of the highest priority, deeper gold targets at Santa Gertrudis.

Camello – Gregorio Target

The Camello-Gregorio target, as the name implies, is located between the historic Camello and Gregorio pits/deposits, and in some respects, it is a continuation of the El Toro – Camello. The 1,200m by 500m target area is comprised of a sequence of Lower Mural Formation limestone and calcareous siltstone/black shale similar to that seen in the El Toro – Camello area. The Mural Formation is overturned and dips steeply north at about 80°, but further to the southeast, near the Gregorio pit, it becomes upright and then dips steeply to the south. The limestone unit is generally unaltered but the adjacent siltstone/shale is moderately argillized, FeOx-stained (goethite/hematite), and locally quartz veined. The zone of alteration trends northwesterly from southeast of the Gregorio pit to the inactive/backfilled Camello pit.

The Camello and Gregorio deposits produced a total of approximately 18,700 ounces of gold but no known additional gold resources remain in this area (as reported in Barrera, 2000). Historic and Animas rock-chip geochemical sampling within the Camello - Gregorio area indicates that highly anomalous gold (up to 2.6g Au/t) and arsenic (up to 1,176ppm As) are locally present in outcrop (a). The 2008 IP survey by Animas identified a fairly well-defined, moderate chargeability anomaly immediately north of the Gregorio pit and east of the Camello pit, and a weaker chargeability anomaly continues to the southeast (Figure 19.2). The entire zone of surface alteration and anomalous gold mineralization is coincident with a variable intensity chargeability anomaly, and it is permissive that an unexposed sulfide zone exists at depth. Depth to sulfide response models indicate that the sulfide bearing zone may be at a depth of approximately 150m. Airborne EM data and Animas 100m IP resistivity data show two, semi-circular, resistive responses (bodies?) within the target area, and these are more or less coincident with the above described chargeability anomaly north of the Gregorio pit. The coincident high resistivity and definite polarization response within the northwest portion of the Camello – Gregorio target area should be considered for drill testing.

The Camello – Gregorio area has no deep drill holes and outside of the immediate Camello pit area, the majority of the holes are less than 100m deep (vertically). In addition, no holes deeper than about 80m (vertical depth) have been drilled within the strongest IP (chargeability) anomaly, and this anomaly basically is untested. In summary, the Camello – Gregorio area has favorable lithology, moderate surface alteration (pervasive clay-goethite-hematite), anomalous surface gold and arsenic, significant past gold production, and a well-defined, deeper IP (chargeability) anomaly which is inferred to be a sulfide-bearing body. In addition, the area has never been deeply drilled.

Mirador Gold Skarn Target

The Mirador gold skarn target is located in the vicinity of the historic Mirador and Sofia pits). The 1,200m by 600m target area is comprised of limestone and calcareous siltstone/black shale of the lower Mural Formation which is overlain by locally calcareous siltstone and sandstone of the Cintura Formation. In this area, the Mural and Cintura Formations dip steeply south at -70° to -80°. The limestone units generally are unaltered but the adjacent siltstone/shale is moderately argillized, FeOx stained (goethite/hematite), locally quartz veined, and strongly altered to biotite-diopside hornfels. The zone of surface alteration trends northwesterly from the inactive Sofia pit to northwest of the Mirador pit. Hematite-goethite-clay alteration continues to the southeast of the Sofia deposit towards the El Corral deposit, but the hornfels alteration appears to be absent.

The Sofia and Mirador deposits were fairly small gold deposits, and reportedly, they produced approximately 7,200 ounces of gold and 10,200 ounces of gold, respectively. A body of mineralization containing about 45,100 ounces of gold still remains at Mirador (as reported in Hamilton, 2003) (a). Surface rock-chip geochemistry (Animas and previous workers in the area) in the Mirador-Sofia area indicates that the area is highly anomalous in gold (up to 3.1g Au/t) and arsenic (up to 3,370ppm As). The anomalous gold is spatially associated with the strong goethite-hematite-clay alteration and hornfels, and it is believed that it is in part genetically associated with the contact metamorphic alteration event. Both the Mirador and the Sofia deposits appear to be controlled by northwest-trending faults/shears but no observable northeast-trending ―feeder structures have been recognized. A low angle (30°±), southwest-dipping, normal fault has been mapped south of the Mirador deposit, but this fault appears to truncate the hornfels alteration. As such, this fault is believed to be post-hornfels in age, and it is permissive that the gold target may actually exist to the south under the post-hornfels low-angle normal fault.

Geophysical work in 2008 delineated two well-defined IP chargeability anomalies in the Mirador - Sofia area These anomalies were partially tested by drill holes ARMR-001 and ARMR-003. The southwestern anomaly tested by ARMR-003 appears to be open to the southwest. ARMR-003 is a 486m-deep, northeast-trending exploration drill hole that was designed to test the favorable Mural Formation at depth where it was inferred to be in contact with an un-exposed, underlying intrusive. Although only minor thin zones of gold mineralization were intersected in this hole, the entire length of the hole was in strongly hornfels-altered Cintura and Mural Formations. The upper portion of this hole also intersected hornfels with a moderate to strong retrograde alteration assemblage of quartz-calcite-pyrite-chlorite veining. The strength of this retrograde alteration assemblage appears to decrease with depth, and it is permissive that the main center/source of the retrograde alteration event could be located farther to the south.

Although numerous drill holes do exist within the general Mirador-Sofia area, the majority of these holes are in the immediate area of the old pits, and it is clear that the main center of hornfels alteration/mineralization and the IP anomaly were never drill tested to any significant depth (>100m) to either the south or the east. In summary, the Mirador - Sofia area has favorable lithology, strong, pervasive, surface clay-goethite hematite alteration, anomalous surface gold and arsenic values, significant past gold production, an historic gold resource, and a deeper IP anomaly which is inferred to be an expression of a sulfide bearing body. In addition, the area has never been deeply drilled.

Other Large-Tonnage Targets

In addition to the above-described targets, several other areas currently are under evaluation for the purpose of identifying large-tonnage-type targets. These prospects, and respective sizes, are: Dora- Cristina (2.5km by 600m), Amelia South hornfels (2.5km by 900m), and Greta hornfels (2.5km by 2.5km). All of these prospects have large areas of hematite-goethite staining, variable argillization (± variable quartz veining), and erratic anomalous gold in rock-chip samples. In addition, none of these areas have been deeply drilled. There is also potential for discovering new deposits.

(a) These are historic resource estimates that are not in compliance of NI43-101 standards and should not be relied upon.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

____________________

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.